Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 28, 2013

Relating to Preliminary Prospectus dated October 15, 2013

Registration No. 333-190998

ASC ACQUISITION LLC

(which upon conversion to a Delaware corporation will be named Surgical Care Affiliates, Inc.)

Free Writing Prospectus

This free writing prospectus relates to ASC Acquisition LLC (“ASC” and, together with its consolidated subsidiaries, the “Company,” “we,” “our” or “us”) and should be read together with the preliminary prospectus dated October 15, 2013 (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-190998) (the “Registration Statement”) relating to the offering of the shares of common stock of ASC. On October 25, 2013, the Company filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Terms used, but not otherwise defined herein, have the meaning assigned to them in Amendment No. 3.

The Company has filed the Registration Statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or via telephone: (866) 803-9204 or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY, 11717 or via telephone: (800) 831-9146.

To review a filed copy of the Preliminary Prospectus, you may also click on the following link: http://www.sec.gov/Archives/edgar/data/1411574/000119312513411505/0001193125-13-411505-index.htm

The following information is set forth in Amendment No. 3 and updates the information contained in the Preliminary Prospectus.

CAPITALIZATION

The following sets forth our cash and cash equivalents and capitalization as of June 30, 2013:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the payment of the 2013 Distribution and the 2013 Cash Bonus Payment; and

•	our conversion from a Delaware limited liability company to a Delaware corporation, which will occur prior to the completion of this offering; and

•	on an as adjusted pro forma basis to give effect to:

•	the receipt of approximately $160.7 million in net proceeds from the sale of 7,857,143 shares of common stock by us in this offering at an assumed initial public offering price of $22.50 per share, the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, after deducting the underwriting discount and estimated offering expenses payable by us;

•	our payment from available cash to TPG Capital of an $8.0 million fee, payable under our management services agreement in connection with the completion of this offering; and

•	the application of the net proceeds of this offering as described under “Use of Proceeds.”

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes and other financial information included elsewhere in the Preliminary Prospectus.

	June 30, 2013
	Actual	Pro Forma	As Adjusted Pro Forma(1)
	(in millions)
Cash and cash equivalents	$143.7	$64.2	$56.8

Debt:
Long-term debt, including current portion:
Class B Revolving Credit Facility(2)	$—	$—	$—
Class B Term Loans due 2017	215.5	215.5	215.5
Class C Incremental Term Loans due 2018	390.0	390.0	390.0
Discount of Class C Incremental Term Loans	(1.1)	(1.1)	(1.1)
10.0% Senior Subordinated Notes due 2017	150.0	150.0	—
Notes Payable to Banks and Others	38.0	38.0	38.0
Capital Lease Obligations	19.3	19.3	19.3

Total Long-term Debt	$811.7	$811.7	$661.7
Equity:
ASC Acquisition LLC equity:
Contributed capital	311.0	236.1	—
Surgical Care Affiliates, Inc. equity:
Common stock, par value $0.01 per share no shares authorized or issued and outstanding (180,000,000 shares authorized; 30,288,157 shares issued and outstanding at June 30, 2013; 38,143,300 shares issued and outstanding at June 30, 2013 as adjusted pro forma)	—	—	0.4
Additional paid in capital	—	—	396.4
Accumulated other comprehensive loss	—	—
Accumulated deficit	(168.5)	(173.1)	(181.1)

Total ASC Acquisition LLC members’ or Surgical Care Affiliates, Inc.’s stockholders’ equity	142.5	63.0	215.7

Noncontrolling interests — non-redeemable	175.9	175.9	175.9

Total members’ or stockholders’ equity	318.4	238.9	391.6
Noncontrolling interests — redeemable	21.4	21.4	21.4

Total capitalization	$1,151.5	$1,072.0	$1,074.7

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $22.50, the midpoint of the price range set forth on the front cover of the Preliminary Prospectus, would result in an approximately $7.4 million increase or decrease in each of the total Surgical Care Affiliates, Inc.’s equity, total stockholders’ equity and total capitalization, assuming the number of shares offered by us set forth on the front cover of the Preliminary Prospectus remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease total Surgical Care Affiliates, Inc.’s equity, total stockholders’ equity and total capitalization by approximately $21.1 million assuming the assumed initial public offering price of $22.50 per share, the midpoint of the price range set forth on the front cover of the Preliminary Prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. The as adjusted pro forma information discussed above is illustrative only and will adjust based on the actual initial public offering price and terms of this offering determined at pricing.
(2)	As of June 30, 2013, $132.3 million remained available and undrawn under our Class B Revolving Credit Facility. See “Description of Certain Indebtedness — Interest Rate, Fees and Amortization” for the requirements with respect to utilization of the Class B Revolving Credit Facility.

The table above excludes 1,466,666 shares of our common stock that may be purchased by the underwriters from certain of the selling stockholders pursuant to the underwriters’ option to purchase additional shares of our common stock, and excludes, as of June 30, 2013, an additional 2,659,312 shares of our common stock reserved for issuance under our Equity Plan, 117,153 of which remain available for grant, 487,804 shares of our common stock reserved for issuance under our Director Equity Plan, 29,896 of which remain available for grant, 74,346 shares of our common stock underlying outstanding awards of restricted equity units and 2,220,000 shares of our common stock reserved for issuance under our 2013 Omnibus Plan, all of which remain available for grant (in each case, giving effect to our conversion from a Delaware limited liability company to a Delaware corporation).

ADDITIONAL DISCLOSURE

Valuation of Our Common Stock

The fair value of the units (and after our conversion from a Delaware limited liability company to a Delaware corporation, the shares of common stock) underlying our equity unit-based compensation awards is determined using the valuations described above, such that awards are exercisable at a price per unit equal to the per unit fair value of our membership units on the date of the grant.

We determined the fair value of our units in connection with the most recent valuation, performed as of April 30, 2013, to be $1.59 per unit (which is equivalent to $16.29 per share following our conversion from a Delaware limited liability company to a Delaware corporation). We believe the following factors contributed to the increase in the estimated fair value of our common stock since April 30, 2013 based on the price range set forth on the front cover of the Preliminary Prospectus:

•	Recent Stock Market Performance. Since April 30, 2013, overall stock market conditions and valuations of comparable public companies utilized in determining both the value of units on April 30, 2013 and the price range set forth on the front cover of the Preliminary Prospectus have improved significantly.

•	Strong Second and Third Quarter Results. We completed our second quarter of 2013 with revenue and Adjusted EBITDA-NCI growth of 5% and 17%, respectively, over the same period in 2012. We recently completed our third quarter of 2013 and expect continued growth in that quarter consistent with growth in the prior quarters of 2013 over the same periods in 2012.

•	Acquisition of Health Inventures. In June 2013, we acquired Health Inventures, LLC for a purchase price of $18.5 million. In this transaction, we acquired ownership interests in four ASCs and one surgical hospital and management agreements with 19 affiliated facilities and 11 new health system affiliates. The acquisition of Health Inventures was a significant acquisition both based on the number of new health system affiliations added as a result of the acquisition and from an income perspective, adding $1.8 million of income (compared to a loss of $7.3 million) for the six months ended June 30, 2013.

•	Deleveraging. In connection with this offering, we intend to redeem all $150.0 million aggregate principal amount of the Senior Subordinated Notes, our highest interest rate debt. As a result of the deleveraging of our balance sheet and our transition to a public company, we expect to realize substantially better economics and pricing on any future financing than was available at the time of the April 30, 2013 valuation. The estimated valuation based on the price range set forth on the front cover of the Preliminary Prospectus reflects a benefit related to this reduction in debt and the related $15.0 million per year reduction in future interest expense.

•	Public Market Valuation Emphasis and Stock Illiquidity. The estimated valuation based on the price range set forth on the front cover of the Preliminary Prospectus reflects an increased emphasis on future rather than historical financial performance. In addition, the estimated valuation assumes a successful initial public offering will ultimately occur and represents an estimate of the fair value of unrestricted and freely tradable stock.

4